

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2015

Via E-mail
Kirstin H. McTaggart
Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada MJ5 2J1

> **Re:** **Central GoldTrust**
> **Schedule TO-T/A filed by Sprott Asset Management LP, et al.**
> **Filed October 13, 2015**
> **File No. 005-87886**

Dear Ms. McTaggart:

We have reviewed the filing referenced above and have the following comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the supplemental disclosure regarding the tax treatment of the distribution of the Bonus Consideration to GTU Unitholders for Canadian income tax purposes. Please advise us what consideration was given to providing supplemental disclosure regarding the tax treatment of the distribution of the Bonus Consideration to GTU Unitholders for U.S. federal income tax purposes. See Item 1004(a)(1)(xii) of Regulation M-A.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Christopher J. Cummings, Esq.
        Edwin S. Maynard, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP